FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Four binding offers for Astir Palace Vouliagmenis S.A.

submitted by Greek and international investors

Athens, November 26, 2013 — National Bank of Greece S.A. (‘NBG’) announces that earlier today four (4) binding offers were submitted for the acquisition of a majority participation in the share capital of Astir Palace Vouliagmeni S.A.

The investment groups that submitted binding offers are:

•                  A consortium of COLONY CAPITAL ACQUISITIONS LLC and DOLPHIN CAPITAL INVESTORS LTD

•                  JERMYN STREET REAL ESTATE FUND IV LP, a fund managed by AGC JERMYN STREET IV and supported by six (6) more investors

•                  LAMDA ERGA ANAPTYXIS S.A.

•                  PLEPI HOLDINGS LTD, an investment entity ultimately controlled by members of the Constantakopoulos and Olayan families

NBG will decide, together with HRADF, on the validity of the offers of the candidates, taking into account the recommendation of their legal advisors, and will subsequently proceed to the opening of the financial offers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 29th November, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer